UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

ARYA Sciences Acquisition Corp.
(Name of Issuer)

CLASS A ORDINARY SHARES, PAR VALUE $0.0001
(Title of Class of Securities)

G3165V1178
(CUSIP Number)

December 31, 2018
(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐        Rule 13d-1(b)

☐        Rule 13d-1(c)

☒        Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons ARYA Sciences Holdings
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 3,503,750[1]
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 3,503,750[1]
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,503,750[1]
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 19.5%[1]
12.	Type of Reporting Person (See Instructions) CO

[1]	See Item 4. ARYA Sciences Holdings (the “Reporting Person”) owns 3,503,750 shares of the Issuer’s Class B Ordinary Shares, which are automatically convertible into shares of the Issuer’s Class A Ordinary Shares at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-227283).

Item 1(a)	Name of Issuer ARYA Sciences Acquisition Corp. (the “Issuer”)
Item 1(b)	Address of the Issuer’s Principal Executive Offices 51 Astor Place, 10th Floor New York, NY 10003
Item 2(a)	Names of Persons Filing ARYA Sciences Holdings (the “Reporting Person”)
Item 2(b)	Address of the Principal Business Office, or if none, Residence 51 Astor Place, 10th Floor New York, NY 10003
Item 2(c)	Citizenship Cayman Islands
Item 2(d)	Title of Class of Securities Class A Ordinary Shares, $0.0001 par value per share.
Item 2(e)	CUSIP Number G3165V1178

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

☐ (a)	Broker or Dealer registered under Section 15 of the Exchange Act.
☐ (b)	Bank as defined in Section 3(a)(b) or the Exchange Act.
☐ (c)	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
☐ (d)	Investment company registered under Section 8 of the Investment Company Act.
☐ (e)	An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(e).
☐ (f)	An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).
☐ (g)	A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).
☐ (h)	A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.
☐ (i)	A Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.
☐ (j)	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii) (J).
☐ (k)	Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4

Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

As of December 31, 2018, the Reporting Person may be deemed to beneficially own 3,503,750 shares of the Issuer’s Class B Ordinary Shares, representing 19.5% of the total Class A and Class B Ordinary Shares issued and outstanding. The Class B Ordinary Shares are automatically convertible into the Issuer’s Class A Ordinary Shares at the time of the Issuer’s initial business combination on a one-for-one basis, subject to adjustment, as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-227283).

The Reporting Person is governed by a board of directors, consisting of three individuals, each of whom has one vote. A majority of the board of directors is required to make voting and dispositive decisions regarding the Issuer’s securities. As such, none of the members of the board of directors of the Reporting Person is deemed to be a beneficial owner of the Issuer’s Class B Ordinary Shares.

Item 5	Ownership of Five Percent or Less of a Class Not Applicable

Item 6	Ownership of More than Five Percent on Behalf of Another Person Not Applicable
Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person Not Applicable
Item 8	Identification and Classification of Members of the Group Not Applicable
Item 9	Notice of Dissolution of Group Not Applicable
Item 10	Certification Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2019

ARYA SCIENCES HOLDINGS

By:	/s/ James Mannix
Name:	James Mannix
Title:	Secretary